UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


           Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934


                               (Amendment No. 4)(1)


                         Boston Scientific Corporation
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                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    101137107
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                                 (CUSIP Number)


-------------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 101137 10 7               13G/A                   Page 2 of 5 Pages


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1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John E. Abele

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
      N/A                                                            (b) [ ]

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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      The United States of America

--------------------------------------------------------------------------------
                5     SOLE VOTING POWER

                      14,359,956  (See Item 4(a)).

NUMBER OF       ----------------------------------------------------------------
SHARES          6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY              466,800  (See Item 4(a)).
EACH
REPORTING       ----------------------------------------------------------------
PERSON          7     SOLE DISPOSITIVE POWER
WITH
                      14,359,956  (See Item 4(a)).

                ----------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER

                      466,800  (See Item 4(a)).
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       14,826,756

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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

       (See Instrucstions)

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.6%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!



CUSIP No. 101137 10 7               13G/A                   Page 3 of 5 Pages


ITEM 1(a).   NAME OF ISSUER:
----------------------------

             Boston Scientific Corporation, a Delaware corporation (the
             "Company")

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
-------------------------------------------------------------

             One Boston Scientific Place,
             Natick, MA  01760

ITEM 2(a).   NAME OF PERSON FILING:
-----------------------------------

             John E. Abele (the "Reporting Person")

ITEM 2(b).   RESIDENCE:
-----------------------

             c/o Boston Scientific Corporation
             One Boston Scientific Place
             Natick, MA  01760

ITEM 2(c).   CITIZENSHIP:
-------------------------

             The United States of America

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:
------------------------------------------

             Common Stock, $0.01 par value per share, (the "shares")

ITEM 2(e).   CUSIP NUMBER:
---------------------------

             101137 10 7


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
----------------------------------------------------------------------

             Not applicable; filed pursuant to Rule 13d-1(c)


CUSIP No. 101137 10 7               13G/A                   Page 4 of 5 Pages


ITEM 4.      OWNERSHIP:
-----------------------

             (a) Amount beneficially owned: The Reporting Person owns beneficially a total of 14,826,756(2) shares. The
                   Reporting Person has sole power to vote and dispose of 14,359,956(3) of such shares. The Reporting Person has shared power to vote and dispose of 466,800 shares.
             (b)   Percent of class:  7.6% (See Item 4(a)).
             (c)   Number of shares as to which such person has:
                   (i)   Sole Power to vote or to direct the vote:
                         14,359,956 shares (See Item 4(a)).
                   (ii)   Shared power to vote or to direct the vote:
                          466,800 shares (See Item 4(a)).
                   (iii) Sole power to dispose or to direct the disposition of:
                          14,359,956 shares (See Item 4(a)).
                   (iv) Shared power to dispose or to direct the disposition of:
                          466,800 shares (See Item 4(a)).

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
----------------------------------------------------------

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
-----------------------------------------------------------------------------

             Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
             COMPANY:
--------------------------------------------------------------------------

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
-----------------------------------------------------------------------

             Not applicable.


-------------------
     (2) Includes 466,800 shares owned by a charitable trust of which the Reporting Person is a trustee and shares investment and ownership control. Does not include 100,000 shares owned by the Reporting Person's wife, Mary Abele. Also does not include 18,000,000 shares held by a trust for the benefit of the Reporting Person's children and grandchildren. In accordance with Rule 13d-4, the Reporting Person disclaims beneficial ownership of these 18,100,000 shares.

     (3) Includes 100,000 shares which the Reporting Person has the current right to acquire pursuant to the exercise of outstanding stock options.


CUSIP No. 101137 10 7               13G/A                   Page 5 of 5 Pages


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:
--------------------------------------------

             Not applicable.

ITEM 10.     CERTIFICATION:
---------------------------

             Not Applicable.



                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 12, 1998
                                        -------------------------------------
                                                 (Date)


                                        By:  /s/ John E. Abele
                                             --------------------------------
                                                 John E. Abele